                                                                   EXHIBIT 13.1

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Marine Drilling Companies, Inc.:

         We have audited the consolidated balance sheets of Marine Drilling Companies, Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marine Drilling Companies, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                       KPMG LLP

Houston, Texas
January 23, 2001

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)


                                                                           DECEMBER 31,
                                                                   ----------------------------
                                                                       2000            1999
                                                                   ------------    ------------
                                     ASSETS

Current Assets:
   Cash and cash equivalents                                       $      4,190    $      4,664
   Accounts receivable - trade and other, net                            49,771          29,332
   Income tax receivable                                                  1,041          18,904
   Prepaid expenses and other                                             1,826           2,091
   Inventory                                                                510             402
                                                                   ------------    ------------

       Total current assets                                              57,338          55,393

Property and equipment                                                  741,795         705,351
   Less accumulated depreciation                                        140,553          97,511
                                                                   ------------    ------------

       Property and equipment, net                                      601,242         607,840
Other                                                                     2,125           2,909
                                                                   ------------    ------------

                                                                   $    660,705    $    666,142
                                                                   ============    ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Accounts payable                                                $      7,396    $     13,919
   Accrued expenses                                                      17,568           9,998
   Income tax payable                                                       947              --
   Employer's liability claims, current                                     435             660
                                                                   ------------    ------------

       Total current liabilities                                         26,346          24,577

Long-term debt                                                           75,000         180,000

Other non-current liabilities                                             1,275           4,406

Deferred income taxes                                                    71,748          44,414

Shareholders' equity:
   Common stock, par value $.01.  Authorized 200,000,000 shares;
     issued and outstanding 58,561,785 and 57,199,489 shares,
     as of December 31, 2000 and December 31, 1999, respectively            586             572
   Common stock restricted                                                 (538)         (1,073)
   Additional paid-in capital                                           288,096         263,319
   Retained earnings from January 1, 1993                               198,192         149,927
                                                                   ------------    ------------

       Total shareholders' equity                                       486,336         412,745
                                                                   ------------    ------------

Commitments and contingencies                                                --              --
                                                                   ------------    ------------

                                                                   $    660,705    $    666,142
                                                                   ============    ============



                 See notes to consolidated financial statements.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                        FOR THE YEARS ENDED DECEMBER 31,
                                     --------------------------------------
                                        2000          1999          1998
                                     ----------    ----------    ----------
Revenues                             $  264,031    $  115,406    $  228,015

Costs and Expenses:
     Contract drilling                  117,723        77,591       102,166
     Depreciation and amortization       44,315        29,569        20,191
     General and administrative          15,032        12,575        12,287
                                     ----------    ----------    ----------
                                        177,070       119,735       134,644
                                     ----------    ----------    ----------
       Operating income (loss)           86,961        (4,329)       93,371
                                     ----------    ----------    ----------

Other Income (expense):
     Interest expense                   (11,469)       (6,184)         (481)
     Interest income                        513           886         1,683
     Other income                         1,847         1,145           968
                                     ----------    ----------    ----------
                                         (9,109)       (4,153)        2,170
                                     ----------    ----------    ----------

Income (loss) before income taxes        77,852        (8,482)       95,541

Income tax expense (benefit)             29,587        (2,352)       34,720
                                     ----------    ----------    ----------

Net income (loss)                    $   48,265    $   (6,130)   $   60,821
                                     ==========    ==========    ==========

Earnings (loss) per share:
     Basic                           $     0.83    $    (0.11)   $     1.16
     Diluted                         $     0.81    $    (0.11)   $     1.15

Average common shares:
     Basic                               58,404        55,275        52,217
     Diluted                             59,246        55,275        52,726



                 See notes to consolidated financial statements.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               COMMON STOCK             ADDITIONAL
                                                        ----------------------------     PAID-IN        RESTRICTED       RETAINED
                                                           SHARES          AMOUNT        CAPITAL          STOCK          EARNINGS
                                                        ------------    ------------   ------------    ------------    ------------
Balances at December 31, 1997                             51,890,444             519        201,236          (1,249)         95,236

   Net income                                                     --              --             --              --          60,821
   Issuance of restricted common stock                        76,900               1          1,176          (1,177)             --
   Accrual of compensation expense                                --              --             --             659              --
   Forfeitures of restricted common stock                    (10,000)             --           (171)            171              --
   Common stock options exercised                            272,675               3            748              --              --
   Issuance of common stock for 401(k) plan                  130,890               1          1,670              --              --
   Tax benefits related to common stock
     issued pursuant to long term incentive plan                  --              --          1,892              --              --
   Issuance of stock for Non-Employee Directors' Plan          4,628              --             62              --              --
   Other                                                          --              --            (10)             --              --
                                                        ------------    ------------   ------------    ------------    ------------
Balances at December 31, 1998                             52,365,537             524        206,603          (1,596)        156,057

   Net loss                                                       --              --             --              --          (6,130)
   Issuance of stock for stock offering                    4,600,000              46         54,371              --              --
   Issuance of restricted common stock                        15,350              --            215            (215)             --
   Accrual of compensation expense                                --              --             --             643              --
   Forfeitures of restricted common stock                     (7,850)             --            (95)             95              --
   Common stock options exercised                             76,733               1            447              --              --
   Issuance of common stock for 401(k) plan                  145,321               1          1,564              --              --
   Tax benefits related to common stock
     issued pursuant to long term incentive plan                  --              --            152              --              --
   Issuance of stock for Non-Employee Directors' Plan          4,398              --             62              --              --
                                                        ------------    ------------   ------------    ------------    ------------
Balances at December 31, 1999                             57,199,489    $        572   $    263,319    $     (1,073)   $    149,927

   Net income                                                     --              --             --              --          48,265
   Issuance of stock for stock offering                    1,000,000              10         18,451              --              --
   Issuance of restricted common stock                         5,000              --            137            (137)             --
   Accrual of compensation expense                                --              --             --             636              --
   Forfeitures of restricted common stock                     (2,375)             --            (36)             36              --
   Common stock options exercised                            310,762               4          3,037              --              --
   Issuance of common stock for 401(k) plan                   61,508              --          1,486              --              --
   Tax benefits related to common stock
     issued pursuant to long term incentive plan                  --              --          1,971              --              --
   Issuance of stock for Non-Employee Directors' Plan          2,790              --             72              --              --
   Other                                                     (15,389)             --           (341)             --              --
                                                        ------------    ------------   ------------    ------------    ------------
Balances at December 31, 2000                             58,561,785    $        586   $    288,096    $       (538)   $    198,192
                                                        ============    ============   ============    ============    ============


                 See notes to consolidated financial statements.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                                                 --------------------------------------
                                                                                    2000          1999          1998
                                                                                 ----------    ----------    ----------
Cash Flows From Operating Activities:
  Net income (loss)                                                              $   48,265    $   (6,130)   $   60,821

  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Deferred income taxes                                                           27,334        15,285        11,038
     Tax benefits related to common stock issued pursuant to
       long-term incentive plan                                                       1,971           152         1,892
     Depreciation and amortization                                                   44,315        29,569        20,191
     Gain on disposition of equipment                                                (1,548)         (683)         (884)
     Accrual of compensation expense, net                                               636           772           817
     Issuance of common stock to the employee
       retirement plan and the Non-Employee Directors' Plan                           1,558         1,627         1,733
     (Increase) decrease in receivables                                             (20,439)       (6,156)       23,504
     (Increase) in income tax receivable                                             17,863       (18,904)           --
     Decrease in prepaid expenses, other and inventory                                  157         1,376         1,179
     Increase (decrease) in payables, accrued
       expenses and employer's liability claims                                      (1,362)       (5,985)       16,317
     Other                                                                              443         1,397        (3,500)
                                                                                 ----------    ----------    ----------
         Net cash provided by operating activities                                  119,193        12,320       133,108
                                                                                 ----------    ----------    ----------
Cash Flows From Investing Activities:
  Purchase of equipment                                                             (37,914)     (205,897)     (190,896)
  Acquisition of company, net of cash acquired                                           --            --        (2,519)
  Proceeds from disposition of equipment                                              1,745           800         1,523
                                                                                 ----------    ----------    ----------
         Net cash used in investing activities                                      (36,169)     (205,097)     (191,892)
                                                                                 ----------    ----------    ----------
Cash Flows From Financing Activities:
  Proceeds from long-term debt                                                        2,000       130,000        50,000
  Payments on long-term debt                                                       (107,000)           --            --
  Net proceeds from sale of common stock                                             18,461        54,417            --
  Proceeds from exercise of stock options                                             3,041           448           751
  Issuance cost of sale of common stock                                                  --            --           (10)
                                                                                 ----------    ----------    ----------
         Net cash provided by (used in) financing activities                        (83,498)      184,865        50,741
                                                                                 ----------    ----------    ----------
         Net decrease in cash and cash equivalents                                     (474)       (7,912)       (8,043)

Cash and cash equivalents at beginning of period                                      4,664        12,576        20,619
                                                                                 ----------    ----------    ----------
Cash and cash equivalents at end of period                                       $    4,190    $    4,664    $   12,576
                                                                                 ==========    ==========    ==========


                See notes to consolidated financial statements.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS - (CONTINUED)
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                                         --------------------------------------
                                                                            2000          1999          1998
                                                                         ----------    ----------    ----------
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:
    Cash paid during the period for:
       Interest                                                          $   12,043    $    8,472    $      553
       Income taxes                                                             671         5,347        21,345

    Noncash investing and financing activities:
       Issuance of 5,000, 15,350 and 76,900 shares in 2000, 1999
           and 1998 respectively, of restricted common stock             $      137    $      215    $    1,177
       Forfeitures of 2,375, 7,850 and 10,000 shares in 2000, 1999
           and 1998 respectively, of restricted common stock                    (36)          (95)         (171)

    Business acquisition, net of cash acquired:
       Minority interest                                                 $       --    $       --    $   (2,519)
                                                                         ----------    ----------    ----------
           Net cash used for acquisition                                 $       --    $       --    $   (2,519)
                                                                         ==========    ==========    ==========


                 See notes to consolidated financial statements.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

         Organization and Business -- The consolidated financial statements include the accounts of Marine Drilling Companies, Inc. ("Parent") and its subsidiaries, Marine Drilling Management Company ("MDMC"), Marine 300 Series, Inc. ("M300SI") and Marine Drilling International, Inc. ("MDII"). Unless the context otherwise requires, the term "Company" refers to Marine Drilling Companies, Inc. and its consolidated subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

         The Company is engaged in the business of drilling offshore oil and gas wells in domestic and international locations. International operations have been conducted in India, Southeast Asia and Western Australia.

         Inventory -- Inventory is carried at the lower of cost or market and consists of operating supplies primarily for the Company's international operations.

         Property and Equipment -- Property and equipment are stated at historical cost or the cost assigned to the assets at December 31, 1992 in connection with the adoption of quasi-reorganization accounting procedures. Depreciation is provided on the straight-line method over the estimated remaining useful lives of the assets as shown below:

                                                                                                           Years
                                                                                                          --------
         Jack-up rigs (new).....................................................................          20 to 25
         Jack-up rigs (used/refurbished)........................................................          5 to 15
         Semi-submersible rigs (new)............................................................             25
         Semi-submersible rigs (used)...........................................................          10 to 15
         Drill pipe.............................................................................             4
         Other equipment........................................................................          3 to 12

         Major renewals and improvements are capitalized and depreciated over the respective asset's useful life. Expenditures for normal maintenance and repairs are charged to expense as incurred. Maintenance and repairs amounted to $17,071,000, $10,307,000 and $12,345,000 in 2000, 1999 and 1998, respectively.
When property or equipment is retired, the related assets and accumulated depreciation are removed from the accounts and a gain or loss is reflected in other income (expense). The Company continues to depreciate idle drilling equipment using the same rates as while operating. The Company capitalizes interest expense related to certain capital expenditure projects. There was no capitalized interest for year ended 2000 and capitalized interest was approximately $3,610,000 and $193,000 for years ended 1999 and 1998, respectively.

         The Company reviews its long-lived assets and certain identifiable intangible assets for impairment whenever events or certain changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

         Employer's Liability Claims -- Employer's liability claims, principally arising from actual or alleged personal injuries, are estimates of the Company's liabilities for such occurrences. These claims are classified as current or long-term based upon the periods in which such claims are expected to be funded.

         Deferred Financing Costs -- Deferred financing costs are amortized over the life of the related debt. Deferred financing costs, net of accumulated amortization, were $1,025,000, $1,422,000 and $1,472,000 at December 31, 2000,
1999 and 1998, respectively.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


         Income Taxes -- Deferred tax assets and liabilities are recorded to reflect the future tax consequences of differences between the financial statement and tax basis of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Revenue Recognition -- Drilling revenues are recorded pursuant to day rate contracts, under which the Company receives a fixed amount per day for providing drilling services with its rigs. Revenues are recognized as earned. In connection with drilling contracts, the Company may receive lump sum fees for mobilization of equipment and personnel or for capital improvements to rigs. Significant mobilization and reimbursements are deferred and amortized over the term of the drilling contract. As of December 31, 2000 and 1999, there was $2,400,000 and $4,800,000 of unamortized mobilization revenue, respectively.

         Rig Mobilization Costs -- When significant costs are incurred in connection with mobilizing a drilling rig for a new contract, the Company defers and amortizes such costs over the term of the applicable drilling contract. There was $426,000 of unamortized mobilization costs as of December 31, 2000. There was no unamortized mobilization costs as of December 31, 1999. Mobilization costs incurred in connection with rig purchases are capitalized as part of the purchase price and are depreciated over the life of the rig.

         Stock-Based Compensation -- The Company accounts for employee and non-employee director stock-based compensation using the intrinsic value method. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount the employee must pay to acquire the stock.

         Cash and Cash Equivalents -- The Company generally considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2000 and 1999 none of the Company's cash on hand was restricted. As of December 31, 2000 there were no letters of credit outstanding. There was $791,000 of outstanding letters of credit as of December 31, 1999.

         Capital Structure -- The Company has one class of common stock, par value $0.01. The stock is traded on the NYSE Stock Market under the symbol MRL. There are 200,000,000 authorized shares of which 58,561,785 were issued and outstanding as of December 31, 2000. Each share of common stock is allowed one voting right.

         Earnings Per Share -- Basic earnings per share, represents net income divided by the weighted average common shares outstanding - without the dilutive effects of common stock equivalents (options, warrants, etc). Diluted earnings per share is determined based on the assumption that common stock equivalents have been converted using the average price for the period. Common stock equivalents with a weighted average of 842,000 and 509,000 are reflected in the calculation of diluted earnings per share for the years ended December 31, 2000 and 1998, respectively. For the year ended December 31, 2000, there were 250,000 stock options outstanding that were not included in the computation of diluted earnings per share. There were 2,693,000 stock options outstanding for the year ended December 31, 1999, which were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the common shares. For the year ended December 31, 1998, there were 849,000 stock options outstanding that were not included in the computation of diluted earnings per share. No adjustment to net income was made in calculating diluted earnings per share for the years ended December 31, 2000, 1999 and 1998.

         Concentrations of Credit Risk -- The market for the Company's services and products is the offshore oil and gas industry, and the Company's customers consist primarily of independent and major oil and gas companies. The Company performs ongoing credit evaluations of its customers and obtains collateral security as deemed prudent. The Company has established an adequate allowance for bad debts, and such losses have historically been within management's expectations. At December 31, 2000, 1999 and 1998, the Company had a majority of its cash deposits in one bank. In addition, the Company had mutual funds and commercial paper with a variety of companies and financial institutions with strong credit ratings, and such securities are held until maturity. The Company believes that credit and market risk in such instruments is minimal.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

         Fair Values of Financial Instruments -- The fair values of the Company's cash equivalents, trade receivables and trade payables approximated their carrying values due to the short-term maturities of these instruments. The estimated fair value of long-term debt is equivalent to its carrying value due to the floating interest rate (see Note 5).

         Use of Estimates -- Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2)      ACCOUNTS RECEIVABLE -- TRADE AND OTHER, NET

         Accounts receivables are summarized as follows (in thousands):

                                                 DECEMBER 31,
                                           -----------------------
                                              2000         1999
                                           ----------   ----------
Trade receivables ......................   $   49,221   $   28,809
Other receivables ......................          550          523
                                           ----------   ----------

                                           $   49,771   $   29,332
                                           ==========   ==========

(3)      PROPERTY AND EQUIPMENT

         Property and equipment are stated at historical cost or the cost assigned to the assets at December 31, 1992 in connection with the adoption of quasi-reorganization accounting procedures, and are summarized as follows (in thousands):

                                                 DECEMBER 31,
                                           -----------------------
                                              2000         1999
                                           ----------   ----------
Drilling rigs ..........................   $  719,488   $  682,985
Drill pipe .............................        8,387        8,505
Other equipment ........................       13,016       12,368
Construction in progress ...............          904        1,493
                                           ----------   ----------

                                           $  741,795   $  705,351
                                           ==========   ==========

         Depreciation expense was $44,315,000, $29,569,000 and $19,984,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

(4)      ACCRUED EXPENSES

         Accrued expenses are summarized as follows (in thousands):

                                                 DECEMBER 31,
                                           -----------------------
                                              2000         1999
                                           ----------   ----------
Construction in progress ...............   $      778   $    1,214
Accrued payroll and related taxes ......        8,187        1,919
Accrued health benefit plan claims .....        1,274          788
Accrued interest .......................          125        1,096
Foreign tax liability ..................          154          318
Deferred revenue .......................        3,488        2,400
Other accrued expenses .................        3,562        2,263
                                           ----------   ----------

                                           $   17,568   $    9,998
                                           ==========   ==========

(5)      LONG-TERM DEBT

         On August 12, 1998, the Company entered into a credit agreement (the "Credit Facility") with a consortium of domestic and international banks providing financing of up to $200 million to be used for rig acquisitions and upgrades as well as for general corporate purposes. The Credit Facility is a five-year revolver and is secured by substantially all of the Company's assets, including a majority of its rig fleet. The Company and its subsidiaries are required to comply

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


with various covenants and restrictions, including, but not limited to, the maintenance of financial ratios and the restriction on payments of dividends. Interest accrues at a rate of (i) London Interbank Offered Rate ("LIBOR") plus a margin determined pursuant to a debt to EBITDA calculation or (ii) prime if a Base Rate Loan. As of December 31, 2000, $75 million was outstanding under the Credit Facility. Subsequent to year-end, the Company has made $27 million in principal payments, reducing the outstanding debt balance under the Credit Facility to $48 million as of February 21, 2001.

         On September 21, 1999, the Company amended the Credit Facility. The significant elements of the amendment include (i) an increase in the maximum permitted ratio of debt to EBITDA to 4 to 1 compared to the original 3 to 1,
(ii) a modification to the definition of EBITDA to give pro forma effect to certain newly acquired assets or long-term contracts, and (iii) a change to the definition of working capital to include any available commitments under the Credit Facility for purposes of satisfying the positive working capital requirement. Also, the margin over LIBOR that the Company pays under the Credit Facility was increased from a range of 75 to 125 basis points to 100 to 250 basis points. As of December 31, 2000, the Company was in compliance with the covenants of its amended Credit Facility.

         During 2000, the Company incurred $11.5 million of interest expense, including amortization of deferred financing costs related to the Credit Facility. Interest expense for the construction and refurbishment of qualifying assets is capitalized. Accordingly, no interest was capitalized during the year ended December 31, 2000 and $3.6 million and $0.2 million of interest expense was capitalized during the years ended December 31, 1999 and 1998 respectively.

(6)      INCOME TAXES

         Income taxes consist of the following (in thousands):

                                                                      YEARS ENDED DECEMBER 31,
                                                               --------------------------------------
                                                                  2000          1999          1998
                                                               ----------    ----------    ----------
Current:
      U.S. federal .........................................   $   (1,457)   $  (18,577)   $   17,876
      State ................................................           --           153            48
      Foreign ..............................................        1,716           612         3,866
                                                               ----------    ----------    ----------
                                                                      259       (17,812)       21,790
                                                               ----------    ----------    ----------
Other:
      U.S. federal - deferred ..............................       27,334        15,285        11,038
      Tax benefits related to common stock issued
          pursuant to long-term incentive plan and other ...        1,994           175         1,892
                                                               ----------    ----------    ----------

                                                                   29,328        15,460        12,930
                                                               ----------    ----------    ----------
Total tax expense (benefit) ................................   $   29,587    $   (2,352)   $   34,720
                                                               ==========    ==========    ==========

         As a result of the adoption of quasi-reorganization accounting procedures on December 31, 1992, the tax effect of the realization of tax attributes generated prior thereto are recorded directly to shareholders' equity as an adjustment to additional paid-in capital and are not reflected as a reduction of income tax expense. The realization of tax attributes prior to the quasi-reorganization are subject to the rules and guidance of the Internal Revenue Service and United States Department of the Treasury as interpreted or applied to situations similar to the Company.

         For the years ended December 31, 2000, 1999 and 1998, the effective tax rates for financial reporting purposes were 38%, 28%, and 36%, respectively. The effective tax rate in 2000 and 1998 was higher than the U.S. federal

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


statutory rate of 35% and the effective tax benefit rate of 28% in 1999 was less than the statutory rate due to the effects of foreign tax payments for which the Company did not receive U.S. federal tax benefits in 2000, 1999 and 1998.

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below (in thousands):

                                                                                    DECEMBER 31,
                                                                              ------------------------
                                                                                 2000          1999
                                                                              ----------    ----------
         Deferred tax assets:
              Net operating loss carryforwards ............................   $   15,282    $    3,775
              Alternative minimum tax carryforward ........................        3,721         3,059
              Investment tax, general business and foreign tax
                  credit carryforwards ....................................        1,314         1,972
              Deferred revenue ............................................          840         1,680
              Employer's liability claims .................................          596           781
              Deferred compensation .......................................           90           134
              Other .......................................................          126            14
                                                                              ----------    ----------

              Total gross deferred tax assets .............................       21,969        11,415
              Less valuation allowance ....................................       (3,775)       (4,066)
                                                                              ----------    ----------

              Net deferred tax assets .....................................       18,194         7,349
                                                                              ----------    ----------
         Deferred tax liabilities:
              Property and equipment, principally due to differences
                  in depreciation .........................................       89,903        51,564
              Other .......................................................           39           199
                                                                              ----------    ----------

              Total gross deferred tax liabilities ........................       89,942        51,763
                                                                              ----------    ----------
         Net deferred tax liability .......................................   $   71,748    $   44,414
                                                                              ==========    ==========

         The valuation allowance for deferred tax assets as of December 31, 2000 and 1999 was $3,775,000 and $4,066,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible and the Section 382 limitation as discussed below, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2000.

         At December 31, 2000, the Company had the following carryforwards for federal income tax purposes (in thousands):

                     CARRYFORWARD                            AMOUNT          EXPIRE IN YEARS
                     ------------                            ------          ---------------
                  Net operating loss                        $43,663             2006-2020
                  Foreign tax credit                          1,314             2002-2003

         In late 1995 and early 1996, certain venture capital firms holding significant percentages of the Company's common stock sold or distributed their positions. These transactions triggered an ownership change pursuant to Section 382 in March 1996. As a result of this ownership change, the Company's use of its net operating loss, investment tax credit and general business credit carryforwards subsequent to that date will be limited.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


(7)      BENEFIT PLANS

         1992 LONG TERM INCENTIVE PLAN -- In late 1992, the Company adopted the Marine Drilling 1992 Long Term Incentive Plan ("1992 Plan") which was amended in 1997. Pursuant to the terms of the 1992 Plan, an aggregate of 10,000,000 shares (subject to the restrictions described herein) of common stock are available for distribution pursuant to stock options, SARs and restricted stock. The number of shares of common stock available for distribution is further limited in that no stock options, SARs or restricted stock may be issued if, immediately after such issuance, the number of shares subject to outstanding stock options, SARs and restricted stock awards would exceed 7% of the common stock then outstanding. The shares of common stock subject to any stock option or SAR that terminates without a payment being made in the form of common stock would again become available for distribution pursuant to the 1992 Plan.

         Restricted Common Stock. During 2000, 1999 and 1998, the Company issued restricted stock grants consisting of 5,000, 15,350 and 76,900 shares, respectively, of common stock. These restrictions generally lapse over four-year periods and the values of the grants are based on the respective closing prices on the day preceding each grant and are recognized as compensation expense over the periods during which the restrictions lapse. Compensation expense related to the issuance of restricted common stock for the years ended December 31, 2000, 1999 and 1998 was $636,000, $606,000 and $648,000, respectively. During 2000,
1999 and 1998, 2,375, 7,850 and 10,000 shares, respectively, of restricted common stock were forfeited.

         Common Stock Options. The exercise price of each option equals the market price of the Company's stock on the date of grant. An option's maximum term is ten years. The vesting periods range from immediately to four years and is determined at the issuance of each grant. The following table summarizes stock option transactions pursuant to the 1992 Plan:

                                                    2000                   1999                    1998
                                           ---------------------  ----------------------  -----------------------
                                                       WEIGHTED                WEIGHTED                WEIGHTED
                                                        AVERAGE                 AVERAGE                 AVERAGE
                                                       EXERCISE                EXERCISE                EXERCISE
               FIXED OPTIONS                 SHARES      PRICE      SHARES       PRICE      SHARES       PRICE
   ------------------------------------    ----------  ---------  ----------   ---------  ----------   ----------
     Outstanding at beginning of year       2,605,800   $  11.53   1,777,538    $  12.64   1,299,547     $  7.80
     Granted                                  678,700      22.11     983,775        9.40     831,500       17.63
     Exercised                               (295,762)      9.93     (76,733)       5.83    (245,175)       2.56
     Forfeited                               (111,900)     12.73     (78,780)      15.27    (108,334)      15.74
                                           ----------   --------  ----------    --------  ----------     -------
     Outstanding at end of year             2,876,838   $  14.15   2,605,800    $  11.53   1,777,538     $ 12.64
                                           ==========   ========  ==========    ========  ==========     =======

     Options exercisable at year-end        1,300,057              1,058,900                 662,079
     Weighted-average fair value
       of options granted during the year  $    13.03             $     5.35              $    10.94

         The following table summarizes information about fixed-price stock options outstanding and exercisable at December 31, 2000:

                                         OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                        ------------------------------------------------------    -----------------------------------
                             NUMBER         WEIGHTED-AVG.                             NUMBER
                          OUTSTANDING         REMAINING        WEIGHTED-AVG.       EXERCISABLE         WEIGHTED-AVG.
     EXERCISE PRICES      AT 12/31/00      CONTRACTUAL LIFE    EXERCISE PRICE      AT 12/31/00        EXERCISE PRICE
     -----------------  -----------------  -----------------  -----------------  -----------------   ----------------
     $ 1.25 to  2.50          82,625              3.5              $  2.20             82,625             $ 2.20
     $ 6.00 to  9.44       1,133,875              6.9                 7.81            711,350               8.50
     $10.00 to 18.87       1,250,338              7.9                16.74            418,582              16.09
     $22.56 to 28.66         410,000              8.6                26.17             87,500              23.42
                          ----------              ---              -------          ---------             ------
                           2,876,838              7.4              $ 14.15          1,300,057             $11.55
                           =========              ===              =======          =========             ======

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


         As of December 31, 2000, the number of shares available for future stock options, SARs and restricted stock grants due to the 7% limitation discussed above was 1,371,237.

         No compensation costs were recognized as expense for 2000, 1999 and 1998 because the Company has elected to continue accounting for such transactions under APB 25.

         NON-EMPLOYEE DIRECTORS' PLAN -- The Company adopted the 1995 Non-Employee Directors' Plan (the "Directors' Plan") effective June 29, 1995. The Directors' Plan provides for the grant of shares and options to acquire common stock to each director who is not an employee of the Company. A maximum of 350,000 shares may be issued pursuant to stock awards or options. Each option granted will vest and become exercisable one year after its grant and will expire ten years from the date the option is granted. The exercise price of each option equals the market price of the Company's stock on the date of grant. No compensation costs were recognized as expense.

The following table summarizes stock option transactions under the Director's Plan as of December 31, 2000:

                                                      2000                    1999                    1998
                                             -------------------------------------------------------------------
                                                          WEIGHTED                WEIGHTED                WEIGHTED
                                                          AVERAGE                 AVERAGE                 AVERAGE
                                                          EXERCISE                EXERCISE                EXERCISE
                   FIXED OPTIONS               SHARES      PRICE       SHARES      PRICE       SHARES      PRICE
       ------------------------------------  -------------------------------------------------------------
         Outstanding at beginning of year        87,500    $  15.35      72,500    $  15.31      67,500     $  6.99
         Granted                                 15,000       29.25      15,000       15.50      40,000       21.63
         Exercised                              (15,000)       6.88          --          --     (27,500)       4.51
         Forfeited                                   --          --          --          --      (7,500)      13.63
                                               --------    --------      ------    --------     -------     -------
         Outstanding at year end                 87,500    $  19.18      87,500    $  15.35      72,500     $ 15.31
                                               ========    ========      ======    ========     =======     =======

         Options exercisable at year-end         72,500                  72,500                  32,500
         Weighted-average fair value
           of options granted during the year  $  17.20                  $ 9.07                 $ 13.37

         As of December 31, 2000, the number of shares available for future stock options, SAR's and restricted stock grants under the Director's Plan was 181,024.

The following table summarizes information about fixed-price stock options outstanding and exercisable at December 31, 2000 under the Director's Plan.

                                        OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                      --------------------------------------------------------   ------------------------------------
                            NUMBER         WEIGHTED-AVG.                             NUMBER
                         OUTSTANDING         REMAINING        WEIGHTED-AVG.       EXERCISABLE         WEIGHTED-AVG.
    EXERCISE PRICES      AT 12/31/00      CONTRACTUAL LIFE    EXERCISE PRICE      AT 12/31/00        EXERCISE PRICE
    -----------------  -----------------  -----------------  -----------------  -----------------   ----------------
    $  4.00 to  9.63        12,500               4.66             $  5.13             12,500             $  5.13
    $ 15.50 to 17.88        30,000               7.69               16.31             30,000               16.31
    $ 22.88 to 29.25        45,000               8.03               25.00             30,000               22.88
                            ------               ----             -------             ------             -------
                            87,500               7.10             $ 19.18             72,500             $ 17.10
                            ======               ====             =======             ======             =======

         During 2000, 1999 and 1998, 2,790, 4,398 and 4,628 shares were issued as stock awards valued at $72,000 for year ended 2000, and $62,000 for years ended 1999 and 1998.

         EMPLOYEE 401(k) PROFIT SHARING PLAN -- The Company has a 401(k) Profit Sharing Plan (the "401(k) Plan") covering substantially all of its employees who have been employed at least three months. The Company matches employees' contributions to the 401(k) Plan on a dollar-for-dollar basis, in the form of Company common stock, up to

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


6% of their eligible compensation. During 2000, 1999 and 1998, the Company made matching contributions with the Company's common stock totaling $1,647,000, $1,505,000 and $1,704,000, respectively.

         EXECUTIVE DEFERRED COMPENSATION PLAN -- The Company adopted the Executive Deferred Compensation Plan (the "Executive Plan") effective December 31, 1994. Employees who participate in the Executive Plan are selected by an Administrative Committee. Under the Executive Plan, the participating executives may elect (i) to defer up to 80% of compensation after reaching the limitations applicable to the Company's 401(k) Plan and (ii) to defer any excess contributions refunded by the 401(k) Plan. The Company matches executives' contributions to the Executive Plan on a dollar-for-dollar basis, in cash up to 5% of their eligible compensation. As of December 31, 2000 and 1999 the amount deferred under the Executive Plan was $256,000 and $434,000, respectively.

(8)      ACCOUNTING FOR STOCK-BASED COMPENSATION

         The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for its fixed stock option plans. If the Company had elected to recognize compensation cost based on the fair value of the options at the grant date as prescribed by SFAS 123, net income (loss) and net income (loss) per share would approximate the pro forma amounts indicated below (in thousands except per share data):

                                              2000         1999          1998
                                           ----------   ----------    ----------
Net income (loss):
     As reported .......................   $   48,265   $   (6,130)   $   60,821
     Pro forma .........................       44,143       (8,735)       57,677
Basic earnings (loss) per share:
     As reported .......................         0.83        (0.11)         1.16
     Pro forma .........................         0.76        (0.16)         1.10
Diluted earnings (loss) per share:
     As reported .......................         0.81        (0.11)         1.15
     Pro forma .........................         0.75        (0.16)         1.09

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions.

                                              2000          1999          1998
                                           ----------    ----------    ----------
Expected dividend yield ................           --            --            --
Expected price volatility ..............         65.3%         67.9%         70.0%
Risk-free interest rate ................          5.0%          6.2%          5.3%
Expected life of option ................      5 years       5 years       5 years

         The effects of applying SFAS 123 in the pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years were not anticipated in the calculations.

(9)      SHAREHOLDERS RIGHTS PLAN

         The Company adopted a shareholder rights plan on November 8, 1996, designed to assure that the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers and other abusive takeover tactics to gain control of the Company without paying all shareholders a fair price. The rights plan was not adopted in response to any specific takeover proposal. Under the rights plan, the Company issued one preferred share purchase right (a "Right") with respect to each outstanding share of common stock outstanding on November 20, 1996. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Junior Participating Preferred Stock, $.01 par value per share (the "Preferred

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Shares"), of the Company at a price of $56.00 per one one-thousandth of a Preferred Share, subject to adjustment. The Rights are not currently exercisable and will become exercisable only in the event a person or group acquires beneficial ownership of 15% or more of the Company's common stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash or (ii) in the aggregate, 1,000 times the dividend declared on the common stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive a preferential liquidation payment equal to the greater of (i) $1,000 per share or (ii) in the aggregate, 1,000 times the payment made on the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per share of common stock. Each whole Preferred Share shall be entitled to 1,000 votes on all matters submitted to a vote of the shareholders of the Company, and Preferred Shares shall generally vote together as one class with the common stock and any other capital stock on all matters submitted to a vote of shareholders of the Company. The Rights will expire on November 19, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company.

(10)     COMMITMENTS AND CONTINGENCIES

         Jagson International Limited ("Jagson"), an Indian entity, has brought suit against Marine Drilling Companies, Inc. and one of its subsidiaries, Marine 300 Series, Inc. The plaintiff has alleged that the Company agreed to charter two jack-up rigs to the plaintiff during 1992 and that the Company breached the agreement by failing to charter the rigs resulting in damages in excess of $14,500,000. In August 1995, Jagson filed a suit against the Company in New Delhi, India that was subsequently withdrawn and filed a second suit in New Delhi against the Company in October 1995 that was dismissed by the court. In May 1996, Jagson filed a third suit against the Company in Bombay, India for the same claim and attempted to attach the MARINE 201, located in India at the time, to the claim. In March 1998, the court dismissed the motion for attachment. Although the third suit is still on file with the court, the MARINE 201 is no longer in India and there have been no further proceedings in the lawsuit. The Company disputes the existence of the agreement and intends to vigorously defend the suit. The Company does not believe this dispute will have a material adverse effect on its results of operations or financial condition.

         An offshore worker brought a class action suit against the Company and certain of its subsidiaries, and a number of offshore drilling contractors. The suit, Bryant vs. R&B Falcon Drilling USA Inc., et al Civil Action No. G-00-488 in the United States District court for the Southern District of TX, Galveston Division, was filed in August 2000. The plaintiff, previously employed by another defendant in the action, purports to be an "offshore worker" and alleges that a number of offshore drilling contractors have acted in concert to depress wages and benefits paid to their offshore employees. Plaintiff contends that this is a violation of federal and state antitrust laws and seeks an unspecified amount of treble damages, attorney's fees and costs on behalf of himself and an alleged class of offshore workers. The Company denies the allegations and based on information presently available, does not expect the outcome of this claim to have a material adverse effect on its results of operations or financial condition.

         The Company and Esso have not been able to agree on what increases, if any, the Company will receive for year two beginning August 5, 2000 of the MARINE 700 Drilling Contract. Pursuant to the contract the parties have agreed to pursue arbitration to determine any increases in dayrate. Currently an arbitration hearing date has not been set.

         Various other claims have been filed against the Company and its subsidiaries in the ordinary course of business, particularly claims alleging personal injuries. Management believes that the Company has adequate insurance coverage and has established adequate reserves for any liabilities that may reasonably be expected to result from these claims. In the opinion of management, no pending claims, actions or proceedings against the Company or its subsidiaries are expected to have a material adverse effect on its financial position or results of operations.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


         Operating Leases -- The Company rents certain equipment and other property under operating leases. Rental expense was $1,710,000, $1,507,000 and $1,722,000 in 2000, 1999 and 1998, respectively. Aggregate future minimum rental payments relating to operating leases (in thousands):

                                                 2001     2002     2003     2004     2005
                                                ------   ------   ------   ------   ------
           Office and equipment leases ......   $  743   $  614   $  541   $  543   $  330
                                                ======   ======   ======   ======   ======

         Charter Agreement -- In July 1997, the Company entered into a Charter Agreement with Shanghai Bureau of Marine Geological Survey ("SBMGS") to charter the KANTAN 3 (referred to as the MARINE 510), a semi-submersible rig, for a period of five years. The MARINE 510 is a 600-foot water depth rig based upon the Pacesetter design and was built in China in 1984. The Charter Agreement began in mid-May 1998. The Charter Agreement and related agreements required the Company to pay approximately $26,000 per day during the first year, $23,000 per day during the second year and $24,500 per day for the last three years of the charter for each day that the MARINE 510 worked. The rig did not work from November 1998 until July 21, 1999, when the Company terminated the Charter Agreement for the MARINE 510. The termination agreement provides that if market conditions improve and the rig becomes available to work outside of Chinese waters, the Company and SBMGS anticipate entering into another charter agreement upon mutually agreeable terms or upon the same terms as the original Charter Agreement.

(11)     SEGMENT AND RELATED INFORMATION

         For reporting purposes the Company defines its segments as shallow water drilling (jack-up rigs) and deepwater drilling (semi-submersibles). The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on income before taxes and non-recurring items. Operating income (loss) consists of revenues less the related operating costs and expenses, including depreciation and allocated operation support, excluding interest and unallocated corporate expenses. Identifiable assets by operating segment include assets directly identified with those operations.

      The following table sets forth consolidated financial information with respect to the Company and its subsidiaries by operating segment (in thousands):

                                             JACK-UP          SEMI        CORPORATE &
                                           OPERATIONS      OPERATIONS        OTHER            TOTAL
                                           ----------      ----------     -----------         -----
2000
    Revenues                              $   148,209     $   115,822     $        --      $   264,031
    Operating Income (Loss)                    42,977          62,059         (18,075)          86,961
    Identifiable Assets                       184,184         461,627          14,894          660,705
    Capital Expenditures                       31,791           4,123           2,000           37,914
    Depreciation & Amortization                17,477          23,795           3,043           44,315

1999
    Revenues                              $    68,427     $    46,979     $        --      $   115,406
    Operating Income (Loss)                    (9,956)         21,447         (15,820)          (4,329)
    Identifiable Assets                       148,659         481,116          36,367          666,142
    Capital Expenditures                        4,833         199,207           1,857          205,897
    Depreciation & Amortization                15,606          10,718           3,245           29,569

1998
    Revenues                              $   192,667     $    35,348     $        --      $   228,015
    Operating Income (Loss)                    97,714          10,940         (15,283)          93,371
    Identifiable Assets                       166,622         280,684          28,378          475,684
    Capital Expenditures                       27,368         158,267           5,261          190,896
    Depreciation & Amortization                13,923           3,272           2,996           20,191

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


         The Company also provides services in both domestic and foreign locations. The following table sets forth financial information with respect to the Company and its subsidiaries by geographic area (in thousands):

                         2000         1999         1998
                      ----------   ----------   ----------
Revenues:
     United States    $  191,276   $   83,176   $  161,974
     India                    --           --        4,585
     Southeast Asia        8,688       11,369       61,456
     Australia            59,022       15,956           --
     Other Foreign         5,045        4,905           --

Long-Lived Assets:
     United States       382,177      363,843      264,550
     India                    --           --           --
     Southeast Asia       42,481      170,389      131,959
     Australia           158,198           --           --
     Other Foreign        18,386       73,608       35,120

         The Company attributes revenues and long-lived assets to geographic area based on the location of their drilling units.

         The Company negotiates drilling contracts with a number of customers for varying terms, and management believes it is not dependent upon any single customer. For the years 2000, 1999 and 1998, sales to customers that represented 10% or more of consolidated drilling revenues were as follows (in thousands):

                                              2000                       1999                       1998
                                    ------------------------   ------------------------   ------------------------
                                                  % OF TOTAL                 % OF TOTAL                 % OF TOTAL
                                     REVENUE       REVENUE      REVENUE       REVENUE      REVENUE       REVENUE
                                    ----------    ----------   ----------    ----------   ----------    ----------
Applied Drilling Technology, Inc.
- - Jack-up Operations                $   60,364           23%   $   25,719           22%   $   54,381           24%
Chevron Australia Pty., Ltd
- - Semi Operations                       63,286           24%       19,083           17%           --           --
Esso Exploration, Inc.
- - Semi Operations                       52,536           20%       18,626           16%           --           --

         As is typical in the industry, the Company does business with a relatively small number of customers at any given time. The loss of any one of such customers could, at least on a short-term basis, have a material adverse effect on the Company's profitability. Management believes, however, that at current levels of drilling activity, the Company would have alternative customers for its services if it lost any single customer and that the loss of any one customer would not have a material adverse effect on the Company on a long-term basis.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


(12)     UNAUDITED QUARTERLY FINANCIAL DATA

         A summary of unaudited quarterly consolidated financial information for 2000 and 1999 is as follows (in thousands, except per share data):

                                                 FIRST             SECOND            THIRD              FOURTH
             2000                               QUARTER           QUARTER           QUARTER            QUARTER
 -----------------------------                 ----------        ----------        ----------         ----------
 Revenues                                      $   52,480        $   58,962        $   72,507         $   80,082
 Operating income                                  10,605            14,938            27,510             33,908
 Income before income taxes                         7,723            12,747            25,157             32,225
 Income tax expense                                 2,945             4,834             9,559             12,249
 Net income                                         4,778             7,913            15,598             19,976
 Basic earnings per share(1)                   $     0.08        $     0.14        $     0.27         $     0.34
 Diluted earnings per share(1)                 $     0.08        $     0.13        $     0.26         $     0.34
 Basic average common shares                       58,136            58,399            58,524             58,552
 Diluted average common shares                     58,957            59,318            59,432             59,377

                                                 FIRST             SECOND            THIRD              FOURTH
                 1999                           QUARTER           QUARTER           QUARTER            QUARTER
 ------------------------------------          ----------        ----------        ----------         ----------
 Revenues                                      $   19,827        $   15,503        $   35,263         $   44,813
 Operating income (loss)                           (5,948)           (8,404)            3,526              6,497
 Income (loss) before income taxes                 (5,963)           (8,426)            2,083              3,824
 Income tax expense (benefit)                      (1,195)           (1,683)             (813)             1,339
 Net income (loss)                                 (4,768)           (6,743)            2,896              2,485
 Basic earnings (loss) per share(1)            $    (0.09)       $    (0.12)       $     0.05         $     0.04
 Diluted earnings (loss) per share(1)          $    (0.09)       $    (0.12)       $     0.05         $     0.04
 Basic average common shares                       52,402            54,313            57,133             57,180
 Diluted average common shares                     52,402            54,313            57,708             57,790

----------

   (1) Quarterly net income per common share may not total to annual results due to rounding.



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